FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 0-27994

1-800-Attorney, Inc.
(Exact name of registrant as specified in its charter)

186 Industrial Center Drive
Lake Helen, Florida 32744
(386) 228-1000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common stock, no par value
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[x]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

         Approximate number of holders of record as of the certification or notice date: Less than 300 persons

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, 1-800-Attorney, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

1-800-ATTORNEY, INC.

Date: March 10, 2003	By: /s/ Dan Rubin
Name: Dan Rubin
Title: Chief Executive Officer